UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

Teekay Corporation
(Name of Issuer)

Common stock, $0.001 par value
(Title of Class of Securities)

Y8564W 10 3
(CUSIP Number)

Cora Lee Starzomski
Belvedere Building, 4th Floor
69 Pitts Bay Road
Hamilton HM 08, Bermuda
Tel: (441) 400-7716
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 26, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

CUSIP No. Y8564W 10 3

1	NAMES OF REPORTING PERSONS

Resolute Investments, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
Not applicable

5	CHECK IF DISCLOSURES OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
31,936,012

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
31,936,012

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
31,936,012

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
31.9%(1)

14	TYPE OF REPORTING PERSON
CO

(1) Percentage ownership is based on an aggregate number of outstanding shares of common stock of Teekay Corporation of 100,256,556.

CUSIP No. Y8564W 10 3

1	NAMES OF REPORTING PERSONS

Path Spirit Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
Not applicable

5	CHECK IF DISCLOSURES OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
England

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
31,936,012

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
31,936,012

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
31,936,012

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
31.9%(2)

14	TYPE OF REPORTING PERSON
OO

(2) Percentage ownership is based on an aggregate number of outstanding shares of common stock of Teekay Corporation of 100,256,556.

Item 1. Security and Issuer.

This Amendment No. 10 to Schedule 13D is being filed to report a decrease in the percentage beneficially owned by the reporting persons solely as a result of an increase in the total number of outstanding Shares, and amends Amendment No. 9 filed on July 1, 2016, Amendment No. 8 filed on December 30, 2015, Amendment No. 7, filed on December 23, 2015, Amendment No. 6, filed on December 3, 2013, Amendment No. 5, filed on November 14, 2011, Amendment No. 4, filed on August 29, 2011, Amendment No. 3, filed on February 22, 2010, Amendment No. 2, filed on April 2, 2008, Amendment No. 1, filed on March 31, 2005, and Schedule 13D filed on December 26, 2002, and relates to shares of the common stock, $0.001 par value per share, of Teekay Corporation, a corporation organized under the laws of the Republic of The Marshall Islands (the “Issuer”), with principal executive offices at Belvedere Building, 4th Floor, 69 Pitts Bay Road, Hamilton HM 08, Bermuda.

Item 2. Identity and Background.

This Amendment No. 10 to Schedule 13D relates to, and is filed on behalf of, the following reporting persons:

●	Resolute Investments, Ltd., a Bermudian exempt company (“Resolute”), with its principal office at Belvedere Building, 4th Floor, 69 Pitts Bay Road, Hamilton HM 08, Bermuda; and

●	Path Spirit Limited, an English company limited by guarantee (“Path”), with its principal office at 10 Norwich Street, London, EC4A 1BD, United Kingdom.

Resolute, which was formed for the purpose of holding the Issuer’s securities acquired from its previous beneficial owners, Cirrus Trust and JTK Trust, is wholly owned by Kattegat Limited, a Bermudian exempt company with its principal offices at Belvedere Building, 69 Pitts Bay Road, Hamilton HM 08, Bermuda. Kattegat Limited was formed for the purpose of holding and managing the endowed assets of The Kattegat Trust (the “Trust”) and is wholly owned by the Trust. The Trust is a Bermudian charitable trust, engaged in the principal business of distributing income for charitable purposes, with its principal offices at Wessex House 5th Fl., 45 Reid Street, Hamilton HM12, Bermuda. The trustee of the Trust is Kattegat Private Trustees (Bermuda) Limited (the “Trustee”), a Bermudian trust company with its principal offices at Wessex House 5th Fl., 45 Reid Street, Hamilton HM12, Bermuda. Path is the trust protector for the Trust. The Trustee is wholly owned by The Lund Purpose Trust, a Bermudian purpose trust with its principal offices at Thistle House, 4 Burnaby Street, Hamilton HM 11, Bermuda, formed for the sole purpose of holding the shares of the Trustee.

Resolute is managed by Thomas K.Y. Hsu, a Director and its President, Cora Lee Starzomski, a Director and its Treasurer and Finance Officer, and Peter Antturi, a Director and its Vice President.

The members/directors of Path are Axel Karlshoej, Svend Erik Kjaergaard and Matthew Gibbons.

In the past five years, none of Resolute, Kattegat Limited, the Trust, the Trustee, the Lund Purpose Trust or Path, nor any of the directors and executive officers named above, has been convicted in a criminal proceeding or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Thomas K.Y. Hsu is a director of CNC Industries, which is an affiliate of the Expedo Group of Companies that manages a fleet of six vessels and whose address is Bloc A, 5 impasse de la Fontaine, MC 98000 Monaco. Mr. Hsu has been a Committee Director of the Britannia Steam Ship Insurance Association Limited since 1988. Mr. Hsu is a citizen of the United Kingdom.

Cora Lee Starzomski’s business address is Belvedere Building, 69 Pitts Bay Road, Hamilton HM 08, Bermuda. Ms. Starzomski is the Chief Operating Officer of Kattegat Limited, whose address is Belvedere Building, 69 Pitts Bay Road, Hamilton HM 08, Bermuda. Ms. Starzomski is a citizen of Canada.

Peter Antturi’s business address is Suite 470-1090 Homer Street, Vancouver, B.C. V6B 2W9 Canada. Mr. Antturi is a business advisor and a director of Anglemont Financial Services Ltd. (a provider of administrative and clerical services), whose address is Suite 470-1090 Homer Street, Vancouver, B.C. V6B 2W9 Canada. Mr. Antturi is a citizen of Canada.

Axel Karlshoej is the Chairman and a director of Nordic Industries, a California general construction firm whose address is 1437 Furneaux Rd, Olivehurst, CA, USA, 95961. Mr. Karlshoej is a citizen of Denmark.

Matthew Gibbons’ business address is Bayside House, Bayside Executive Park, West Bay Street & Blake Road, P.O. Box AP-59214, Nassau, The Bahamas. Mr. Gibbons is a consultant to and director of Claymore Corporate Services, Ltd., a licenced corporate service provider company, whose address is Bayside House, Bayside Executive Park, West Bay Street & Blake Road, P.O. Box AP-59214, Nassau, The Bahamas. Mr. Gibbons is a citizen of the United Kingdom.

Svend Erik Kjaergaard’s business address is Nylandsvej 23, Vildbjerg 7480, Denmark. Mr. Kjaergaard is the president of Melgaard Farm, a leading producer of pork in Denmark. Mr. Kjaergaard is a citizen of Denmark.

Item 3. Source and Amount of Funds or Other Consideration.

No amendment to Item 3.

Item 4. Purpose of Transaction.

No amendment to Item 4.

Item 5. Interest in Securities of the Issuer.

Resolute is the beneficial owner and has shared voting and dispositive power with respect to 31,936,012 shares of common stock of the Issuer, representing approximately 31.9% of the Issuer’s outstanding common stock. As the ultimate controlling person of Resolute, Path is joining in this Schedule 13D as a reporting person. However, the filing of this Schedule 13D shall not be construed as an admission that Path is, for any purpose, the beneficial owner of any of such shares of common stock of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No  amendments to Item 6.

Item 7. Materials to Be Filed as Exhibits.

Joint Filing Agreement, dated as of January 29, 2018, between the reporting persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

January 29, 2018
RESOLUTE INVESTMENTS, LTD.

By:	/s/ Cora Lee Starzomski
Name: Cora Lee Starzomski
Title: Director, Treasurer and Finance Officer

PATH SPIRIT LIMITED

By:	/s/ Matthew Gibbons
Name: Matthew Gibbons
Title: Director

EXHIBIT INDEX

Exhibit Number	Description

99.1	Joint Filing Agreement, dated as of January 29, 2018, between Resolute Investments, Ltd. and Path Spirit Limited